April 13, 2026

Gregory D. Gorgas
Chief Executive Officer
Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, CA 92075

       Re: Artelo Biosciences, Inc.
           Registration Statement on Form S-1
           Filed April 07, 2026
           File No. 333-294912
Dear Gregory D. Gorgas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Amanda I. Hawthorne, Esq.